August 10, 2009

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:           DXP Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Schedule 14A filed on April 29, 2009
File No. 0-21513

Dear Mr. Gordon:

I have reviewed the comments contained in your letter to me dated June 25, 2009.  My responses are keyed to your comments.

DXP Enterprises, Inc. (“DXP”) acknowledges that:

•	DXP is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DXP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11.

Liquidity and Capital Resources, page 14

1.
In future filings if it ever becomes reasonably likely that DXP will not comply with any significant covenant, DXP will provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings.  DXP understands it may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable.

Discussion of Critical Accounting Policies, page 17

2.
DXP will disclose in future filings the deductibles associated with each risk for which it has significant deductibles (self insurance).  DXP will also quantify the dollar amount of its self insurance accruals for each period presented.

Following are the example disclosures regarding self-insurance reserves which will be included in future filings:

Self-insured Insurance and Medical Claims

We generally retain up to $100,000 of risk for each claim for workers compensation, general liability, automobile and property loss.  We accrue for the estimated loss on self-insured portion of these claims.  The accrual is adjusted quarterly based upon reported claims information.  The actual cost could deviate from the recorded estimate.

We generally retain up to $100,000 of risk on each medical claim for our employees and dependents. We accrue for the estimated outstanding balance of unpaid medical claims for our employees and their dependents.  The accrual is adjusted monthly based on recent claims experience.  The actual claims could deviate from recent claims experience and be materially different from the reserve.

The accrual for these claims at June 30, 2009 and December 31, 2008 were approximately $1.0 million and $1.3 million, respectively.

Goodwill and Long-lived Asset Recovery, page 32

3.	DXP will consider disclosing the following in future filings:

•	The reporting unit level at which DXP’s goodwill for impairment and its basis for that determination;
•
Each of the valuation methodologies DXP used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How DXP weights each of the methods used including the basis for that weighting (if multiple approaches are used);
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In particular DXP will:

•	Explain how it identified reporting units
•	Explain how it assigned assets, liabilities, deferred taxes and goodwill to reporting units
•	Disclose significant assumptions, if applicable
o	Use of an income based or market based approach
o	Cash flows
o	Growth rates
o	Discount rates
o	Use of a weighted average cost of capital or a cost of equity method
o	Risk applications
o	Control premiums

Item 8 – Financial Statements and Supplementary Data, page 20

General

4.	In future filings DXP will present its statement of comprehensive income within (1) its statement of operations, (2) its statement of equity, or (3) as a separate financial statement.

Report of Independent Registered Public Accounting Firm on Financial Statements, page 21

5.
DXP confirms that its auditors conducted their audit in accordance with the standards of Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.  DXP’s auditors will revise their audit opinions in future filings to indicate that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Note 1 – Organization and Significant Accounting Policies, page 28

General

6.
DXP will disclose in future filings the types of expenses that DXP includes in the cost of sales line item and the types of expenses that DXP includes in the selling, general and administrative expense line item.  DXP will also disclose that DXP includes inbound freight charges and internal transfer costs in the cost of sales line item and includes purchasing and receiving costs, inspection costs, warehousing costs, and the other costs of its distribution network in the selling, general and administrative expense line item.   DXP will disclose in MD& A that its gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like DXP exclude a portion of them from gross margin, including them instead in selling, general and administrative expense.

7.	DXP will disclose in future filings that depreciation and amortization are included in cost of sales and in selling, general and administrative expense.

Note 13 – Fair Value of Financial instruments, page 44

8.
If material in the future, DXP will enhance its disclosure in future filings to provide a reconciliation of the beginning and ending balances of its fair value measurements using significant unobservable inputs in accordance with paragraph 32(c) of SFAS 157.  DXP will also present the disclosures required by paragraphs 32(d) and (e) of SFAS 157, as applicable.

Note 16 – Quarterly Financial Information (Unaudited), page 46

9.	DXP will present in future filings its basic earnings per share for each quarter presented.

Item 9A – Controls and Procedures, page 47

10.
On September 10, 2007, DXP completed the acquisition of Precision Industries, Inc.  Precision’s sales during 2006 were over $297 million, which exceeded DXP’s 2006 sales.  During 2008 DXP was working to convert Precision to DXP’s computer system.  In October DXP converted Precision’s general ledger, accounts payable and accounts receivable functions on to DXP’s system.  Later it became obvious we were not going to complete full conversion in 2008.  We therefore began documenting, remediating and testing Precision’s internal controls.  We did not complete the documentation and testing of Precision’s internal controls until the end of January 2009.

SEC rules require management to base its evaluation of the effectiveness of the Company’s internal control over financial reporting on a suitable, recognized control framework (also known as control criteria) established by a body or group that followed due-process procedures, including the broad distribution of the framework for public comment.  As the company had not completed its implementation of a control framework for Precision by December 31, 2008, our auditors concluded that a scope limitation existed.  According to AS5, appendix C, paragraph C3 “The auditor can express an opinion on the company’s internal control over financial reporting only if the auditor has been able to apply the procedures necessary in the circumstances.  If there are restrictions on the scope of the engagement, the auditor should withdraw from the engagement or disclaim an opinion.  A disclaimer of opinion states that the auditor does not express an opinion on the effectiveness of internal control over financial reporting.”

Item 15 – Exhibits, Financial Statement Schedules, page 49

11.	DXP will file an amendment to correct this.

12.	In future filings, DXP will file asset purchase agreements and similar agreements as number (2) exhibits pursuant to Item 601(b)(2) of Regulation S-K.

13.	DXP will file all of the exhibits and the schedules to the Credit Agreement dated August 28, 2008 (Exhibit 10.24).

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 6 – Exhibits

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.	DXP will amend its filing and re-file exhibits 32.1 certifications with the correct dates.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 29, 2009

Compensation Discussion and Analysis, page 9

Incentive Cash Bonuses, page 10

15.	In future filings we would propose to include the additional disclosure along the lines of the following paragraphs as the first and second paragraphs under “Incentive Cash Bonuses”:

Each of our Named Executives is eligible to receive an incentive cash bonus.  Under the terms of the employment agreement with our chief executive officer, he is entitled to receive a bonus of 5% of our profit before tax income, which is determined and paid on a monthly basis.  The Compensation Committee can decide to pay all or a portion of this bonus in the form of restricted stock.  The determination of whether the bonus is to be paid in cash or shares of restricted stock is be made prior to the date on which the amount of the bonus is determined.  If shares of restricted stock will be issued, the number of shares is determined by dividing the portion of the bonus to be paid in restricted stock by the closing price of a share of our common stock on the last day of the month for which the bonus was earned, rounded up to the nearest whole share.

Under the terms of the employment agreement with our chief financial officer, he is entitled to receive a bonus in cash of 0.75% of our profit before income tax, which is determined and paid on a monthly basis.

At the beginning of each year, our chief executive officer makes a recommendation to the Compensation Committee, which the Committee reviews and approves,  regarding whether our other Named Executives will receive an incentive cash bonus and, if so, the amount of the bonus, which is a percentage of our profit before income tax, less a bogey, determined and paid monthly.  In 2009, the incentive cash bonus percentages for Messrs. Oliver, Vinson and Jeffery were 1.0%, 1.0% and 1.0%, respectively.  The amounts of the bogey were $20 million, $14 million and $18 million, respectively.

Equity-Based Compensation, page 10

16.
The value of the 9,680 shares of restricted stock awarded to Mr. Little was $100,000 on the grant date.  Sales increased 65.8% and net income increased 49.2% in 2008 from 2007, therefore Mr. Little earned the maximum award.  DXP confirms that the determination of the award amount for growth between 10% -20% is made on a straight line basis.

17.
In future filings, we will expand the disclosure regarding the equity awards to discuss the factors the Compensation Committee considered in determining the grant of equity-based compensation to our Named Executives.  An example of such expanded disclosure follows:

First sentence: The Compensation Committee awards equity-based compensation to reward past performance and to retain our Named Executives by granting awards that vest over time.

Penultimate sentence of first paragraph under “Equity-Based Compensation”:  The first award granted to Mr. Little under this program was a grant of 9,680 shares of restricted stock on March 31, 2009, which represented the full $100,000 award available due to the achievement by the Company of an increase in excess of 20% of both sales and net income.

Last paragraph under “Equity-Based Compensation”:  The Compensation Committee determines whether grants of equity-based compensation will be given to the other Named Executives each year based on the performance of the Company as a whole, the performance of the business unit for which the Named Executive is responsible and the contribution that the Named Executive made to the Company, together with a recommendation of our chief executive officer.  No equity-based compensation awards were made to the other Named Executives during 2008 or based upon 2008 results.

Grants of Plan-Based Awards, page 16

18.	In future filings we will include appropriate disclosure rather than refer to the disclosure in the Summary Compensation Table.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments of our filing.

Sincerely,

/s/ Mac McConnell
Mac McConnell
Senior Vice President & CFO

MM:sb